Final Term Sheet No. 12,494

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-275587

and 333-275587-01

(To Prospectus dated April 12, 2024 and

Product Supplement dated September 23, 2024)

162,800 Units $10 principal amount per unit CUSIP No. 61778W622	Pricing Date Settlement Date Maturity Date	December 9, 2025 December 16, 2025 December 18, 2028

Morgan Stanley Finance LLC

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

￭Maturity of approximately three years, if not called on the Call Observation Date

￭Automatic call of the notes at $11.795 if the Worst-Performing Market Measure, which will be one of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index (each an “Index” and collectively the “Indices”), is flat or increases above 100% of its Starting Value on the Call Observation Date. If the notes are called, on the Call Payment Date you will receive the Call Payment, and no further amounts will be payable on the notes

￭The Call Observation Date will occur approximately one year after the pricing date

￭If not called on the Call Observation Date, at maturity:

￭150% leveraged upside exposure to increases in the Worst-Performing Market Measure

￭A positive return equal to the absolute value of the percentage decline in the value of the Worst-Performing Market Measure only if the Worst-Performing Market Measure does not decline by more than 25% (e.g., if the negative return of the Worst-Performing Market Measure is -5.00%, you will receive a positive return of +5.00%)

￭If the Worst-Performing Market Measure declines by more than 25% from its Starting Value, 1-to-1 downside exposure to decreases in the Worst-Performing Market Measure from its Starting Value, with up to 100% of your principal amount at risk

￭The notes are not linked to a basket composed of the Indices. Any depreciation in the level of any Index will not be offset by any appreciation in the level of any other Index.

￭All payments are subject to the credit risk of Morgan Stanley Finance LLC, as issuer of the notes, and the credit risk of Morgan Stanley, as guarantor of the notes

￭No periodic interest payments

￭Limited secondary market liquidity, with no exchange listing

The notes are being issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-9 of this term sheet and “Risk Factors” on page PS-8 of the accompanying product supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is $9.757 per unit, which is less than the public offering price listed below. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Indices, instruments based on the Indices, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market. See “Summary” on the following page, “Risk Factors” beginning on page TS-9 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense. The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement for principal-at-risk notes and prospectus, each of which can be accessed via the hyperlinks below. As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

_______________________

	Per Unit	Total
Public offering price	$ 10.00	$ 1,628,000
Underwriting discount(1)	$ 0.10 $ 0.05	$16,280 $8,140
Proceeds, before expenses, to MSFL(2)	$ 9.85	$ 1,603,580

(1)The underwriting discount reflects a sales commission of $0.10 per note and a structuring fee of $0.05 per note.

(2)See “Use of proceeds and hedging” in the accompanying product supplement.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Morgan Stanley & Co. LLC

December 9, 2025

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Summary

The Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028 (the “notes”) are senior unsecured medium-term notes issued by MSFL. Payments on the notes are fully and unconditionally guaranteed by Morgan Stanley. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of MSFL from time to time outstanding, except obligations that are subject to any priorities or preferences by law. The guarantee of the notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of Morgan Stanley, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to our and Morgan Stanley’s credit risk. If we default on our obligations under the notes, you could lose some or all of your investment. The notes will be automatically called if the Observation Value of the Worst-Performing Market Measure (as described in "Terms of the Notes" below) on the Call Observation Date is equal to or greater than its Call Value. If your notes are called, you will receive the Call Payment on the Call Payment Date, and no further amounts will be payable on the notes. If your notes are not called, at maturity, the notes provide you a leveraged return if the Ending Value of the Worst-Performing Market Measure is greater than its Starting Value. If the Ending Value of the Worst-Performing Market Measure is equal to or less than its Starting Value but greater than or equal to its Threshold Value, you will receive a return equal to the absolute value of the percentage decline in the Worst-Performing Market Measure from its Starting Value to its Ending Value (e.g. if the negative return of the Worst-Performing Market Measure is -5.00%, you will receive a positive return of +5.00%). If the Ending Value of the Worst-Performing Market Measure is less than its Threshold Value, your notes are subject to 1-to-1 downside exposure to decreases in the Worst-Performing Market Measure from its Starting Value, with up to 100% of the principal amount of your notes at risk. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Worst-Performing Market Measure, subject to our and Morgan Stanley’s credit risk. See “Terms of the Notes” below.

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes, on the pricing date is less than $10. We estimate that the value of each note on the pricing date is $9.757 per unit.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Indices. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Index instruments based on the Indices, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Call Premium, Call Value, Participation Rate and Threshold Value, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Indices, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Indices, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-2

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Terms of the Notes
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Principal Amount:	$10.00 per unit
Term:	Approximately 3 years, if not called on the Call Observation Date
Market Measure:	The worst-performing of the S&P 500® Index (Bloomberg symbol: “SPX”), the Nasdaq-100 Index® (Bloomberg symbol: “NDX”) and the Russell 2000® Index (Bloomberg symbol: “RTY”), each a price return index
Worst-Performing Market Measure:

The Index with the lowest Observation Value or Ending Value, as applicable, as compared to its Starting Value, calculated as follows:

With respect to each Index on the Call Observation Date:

With respect to each Index on the Final Calculation Day:

Call Value:

With respect to the SPX, 6,840.51, which is 100% of its Starting Value

With respect to the NDX, 25,668.69, which is 100% of its Starting Value

With respect to the RTY, 2,526.245, which is 100% of its Starting Value

Call Payment (per unit):	$11.795 if called on the Call Observation Date
Call Premium:	$1.795, representing a Call Premium of 17.95% of the principal amount, if called on the Call Observation Date.
Redemption Amount:

If the notes have not previously been called, you will receive at maturity a cash payment per security as follows:

●If the Ending Value of the Worst-Performing Market Measure is greater than its Starting Value:

●If the Ending Value of the Worst-Performing Market Measure is equal to or less than its Starting Value, but greater than or equal to its Threshold Value:

●If the Ending Value of the Worst-Performing Market Measure is less than its Threshold Value:

Automatic Call Feature:

If the Observation Value of the Worst-Performing Market Measure on the Call Observation Date is greater than or equal to its Call Value, the notes will be called on the Call Observation Date and you will receive per unit the Call Payment, which is equal to:

Participation Rate:	150%
Threshold Value:

With respect to the SPX, 5,130.38, which is 75% of its Starting Value, rounded to two decimal places

With respect to the NDX, 19,251.52, which is 75% of its Starting Value, rounded to two decimal places

With respect to the RTY, 1,894.684, which is 75% of its Starting Value, rounded to three decimal places

Starting Value:	With respect to the SPX, 6,840.51 With respect to the NDX, 25,668.69 With respect to the RTY, 2,526.245
Ending Value:	With respect to each Index, its closing level on the Final Calculation Day.
Observation Value:	With respect to each Index, its closing level on the Call Observation Date.
Call Observation Date:

December 16, 2026

The scheduled Call Observation Date is subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-30 of the accompanying product supplement.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-3

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Final Calculation Day / Maturity Valuation Period:	December 11, 2028, subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-31 of the accompanying product supplement.
Maturity Date:	December 18, 2028, subject to postponement as described beginning on page PS-31 of the accompanying product supplement.
Call Payment Date:	Approximately the fifth business day following the Call Observation Date, subject to postponement as described on page PS-30 of the accompanying product supplement.
Fees and Charges:	The underwriting discount of $0.15 per unit listed on the cover page.
Calculation Agent:	Morgan Stanley & Co. LLC (“MS&Co.”), an affiliate of MSFL.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-4

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Payment Determination

Automatic Call Provision:

The notes will be called automatically if the Observation Value of the Worst-Performing Market Measure on the Call Observation Date is greater than or equal to its Call Value. If the notes are called, you will receive $10 per unit plus the Call Premium due on the Call Payment Date and no further amounts will be payable on the notes.

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-5

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement dated September 23, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324013846/dp218175_424b2.htm

￭Prospectus dated April 12, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324005205/dp209505_424b2-base.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-800-294-1322. You should read the Note Prospectus, including this term sheet, for information about us, Morgan Stanley and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to MSFL, and not to Morgan Stanley.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You understand that any payment on the notes will be based solely on the performance of the Worst-Performing Market Measure.

￭You anticipate that the Observation Value of each Index, including the Worst-Performing-Market Measure, on the Call Observation Date will be equal to or greater than their respective Call Value and, in that case, you accept an early exit from your investment, or that the value of the Worst-Performing-Market Measure will either increase from its Starting Value to its Ending Value, or decrease from its Starting Value to an Ending Value that is at or above its Threshold Value.

￭You accept that the return on the notes will be limited to the return represented by the Call Premium if the notes are automatically called, even if the percentage change in the level of the Worst-Performing Market Measure is significantly greater than such return.

￭You are willing to lose up to 100% of the principal amount if the notes are not automatically called and the Worst-Performing Market Measure decreases from its Starting Value to an Ending Value that is below its Threshold Value.

￭You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the stocks included in each Index.

￭You are willing to accept a limited or no market for sales for the notes prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and Morgan Stanley’s actual and perceived creditworthiness, Morgan Stanley’s internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and Morgan Stanley’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You are unwilling to accept that any payment on the notes will be based solely on the performance of the Worst-Performing Market Measure, regardless of the performance of the other Indices.

￭You anticipate that the Observation Value of the Worst-Performing Market Measure will be less than the Call Value on the Call Observation Date.

￭You wish to make an investment that cannot be automatically called prior to maturity.

￭You believe that the Worst-Performing Market Measure will decrease from its Starting Value to an Ending Value that is below its Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

￭You seek principal repayment or preservation of capital.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the stocks included in any Index.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take Morgan Stanley’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors in connection with your investment in the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-6

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values. The below graph shows a payout profile at maturity, which would only apply if the notes are not called on the Call Observation Date.

Leveraged Index Return Notes® with an Absolute Return Barrier

This graph reflects the returns on the notes, based on the Participation Rate of 150% and the Threshold Value of 75% of the Starting Value of the Worst-Performing Market Measure. The green line reflects the return on the notes, while the dotted gray line reflects the return of a direct investment in the Worst-Performing Market Measure, excluding dividends on the stocks included in such Index.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Call Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00 for the Worst-Performing Market Measure, a hypothetical Threshold Value of 75.00 for the Worst-Performing Market Measure, the Participation Rate of 150% and a range of hypothetical Ending Values. The actual amount you receive and the resulting return will depend on the actual Starting Values, Threshold Values and Ending Values of the Indices (in particular, of the Worst-Performing Market Measure), whether the notes are called on the Call Observation Date and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Indices, see “The Indices” section below. All payments on the notes are subject to issuer and guarantor credit risk.

Ending Value of the Worst-Performing Market Measure	Percentage Change of the Worst-Performing Market Measure from its Starting Value to its Ending Value	Redemption Amount per Unit	Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
60.00	-40.00%	$6.000	-40.00%
74.00	-26.00%	$7.400	-26.00%
75.00(1)	-25.00%	$12.500	25.00%
80.00	-20.00%	$12.000	20.00%
90.00	-10.00%	$11.000	10.00%
95.00	-5.00%	$10.500	5.00%
100.00 (2)	0.00%	$10.000	0.00%
105.00	5.00%	$10.750	7.50%
110.00	10.00%	$11.500	15.00%
120.00	20.00%	$13.000	30.00%
140.00	40.00%	$16.000	60.00%
150.00	50.00%	$17.500	75.00%

1)This is the hypothetical Threshold Value of the Worst-Performing Market Measure.

2)The hypothetical Starting Value of 100.00 for the Worst-Performing Market Measure used in these examples has been chosen for illustrative purposes only. The actual Starting Value of any Index is set forth on page TS-3 above.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-7

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00 for the Worst-Performing Market Measure, or 50% of its Starting Value:
Starting Value: 100.00 for the Worst-Performing Market Measure
Threshold Value: 75.00 for the Worst-Performing Market Measure
Ending Value: 50.00 for the Worst-Performing Market Measure
= $5.00 Redemption Amount per unit
Example 2
The Ending Value is 90.00 for the Worst-Performing Market Measure, or 90% of its Starting Value:
Starting Value: 100.00 for the Worst-Performing Market Measure
Threshold Value: 75.00 for the Worst-Performing Market Measure
Ending Value: 90.00 for the Worst-Performing Market Measure

= $11.00 Redemption Amount (per unit). Since the Ending Value of the Worst-Performing Market Measure is less than its Starting Value but equal to or greater than its Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Worst-Performing Market Measure.

Example 3
The Ending Value is 110.00 for the Worst-Performing Market Measure, or 110% of its Starting Value:
Starting Value: 100.00 for the Worst-Performing Market Measure
Ending Value: 110.00 for the Worst-Performing Market Measure
= $11.50 Redemption Amount per unit

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-8

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Structure-related Risks

￭Your investment may result in a loss. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called, you may lose up to 100% of the principal amount, depending on the negative performance of the Worst-Performing Market Measure as measured from its Starting Value to its Ending Value.

￭If the notes are automatically called prior to maturity, your investment return will be limited to the return represented by the Call Premium and may be less than a comparable investment directly in the stocks included in any Index. If, on the Call Observation Date, the Observation Value of the Worst-Performing Market Measure is greater than or equal to its Call Value, we will automatically call the notes. If the notes are automatically called, your return will be limited to the Call Premium, regardless of the extent of any increase in the value of the Indices. You will not participate in any positive performance of any Index, which may be significant, and will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks included in any Index.

￭Your potential for a positive return based on the depreciation of the Indices is limited. The benefit of the absolute value return feature applies only if the notes are not called and the Ending Value of the Worst-Performing Market Measure is less than its Starting Value but greater than or equal to its Threshold Value. Because the Threshold Value is 75% of the Starting Value, any positive return due to the depreciation of the of the Worst-Performing Market Measure will be limited to 25%. Any decline in the Ending Value of the Worst-Performing Market Measure from its Starting Value by more than 25% will result in a loss, rather than a positive return, on the notes.

￭Payments on the notes will not reflect changes in the values of the Indices other than on the Call Observation Date or the Final Calculation Day. As a result, even if the values of the Indices increase during the term of the notes, you will not receive any Call Payment if the Observation Value of the Worst-Performing Market Measure on the Call Observation Date is less than its Call Value. Similarly, if the notes are not called, you will receive a Redemption Amount that is less than the principal amount if the Ending Value of the Worst-Performing Market Measure is less than its Threshold Value on the Final Calculation Day, even if the value of each Index was greater than its Threshold Value prior to such Final Calculation Day.

￭Your notes may be called prior to maturity. If the notes are called, you will be subject to reinvestment risk, and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

￭The notes do not provide for regular interest payments. Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭The notes are subject to the risks of each Index. The notes are subject to the risks of each Index, not a basket composed of the Indices, and will be negatively affected if the value of any Index decreases below its Call Value on the Call Observation Date or below its Threshold Value on the Final Calculation Day, even if the values of one or both of the other Indices are above their respective Threshold Value as of that day.

￭Because the notes are linked to multiple Indices, as opposed to only one, it is more likely that you will not receive a positive return on the notes and will lose some or all of your investment. Because the notes are linked to multiple Indices, as opposed to only one, it is more likely that the Call Payment will not be payable on the Call Payment Date or that the Ending Value of an Index will be less than its Threshold Value on the Final Calculation Day, and consequently, you will not receive a positive return on the notes and will lose some or all of your investment.

￭You will be subject to risks relating to the relationship between the Indices. The less correlated the Indices, the more likely it is that the Observation Value of one of the Indices will be below its Call Value as of the Call Observation Date and/or below its Threshold Value on the Final Calculation Day.

￭Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of, or any amounts payable on, the notes. You are dependent on our ability to pay all amounts due on the notes upon automatic redemption and at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-9

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Valuation- and Market-related Risks

￭The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The notes are not designed to be short-term trading instruments. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may adversely affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. Factors that may influence the value of the notes include:

ovalue of the Indices,

ovolatility of the Indices,

oeconomic and other conditions generally,

ointerest rates,

odividend yields,

oour financial condition and creditworthiness, and

otime remaining to maturity.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors. The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Indices, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” above.

￭The notes may not be listed on any securities exchange and secondary trading may be limited. Neither MS & Co. nor MLPF&S is obligated to make a market for, or repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

￭Hedging and trading activity by our affiliates or by MLPF&S and their affiliates could potentially affect the value of the notes. Our hedging and trading activities (including trades in shares of companies included in the Indices) and any hedging and trading activities we and our affiliates or MLPF&S or their affiliates engage in that are not for your account or on your behalf may affect the market value and return of the notes and may create conflicts of interest with you.

￭Conflicts of interest. There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-10

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Market Measure-related Risks

￭No obligations for any Index sponsor. An Index sponsor may adjust its applicable Index in a way that affects its level and has no obligation to consider your interests.

￭Investing in the notes is not the equivalent to investing in the Indices. You will not have any rights with respect to any Index or its underlying assets, including any voting rights or any right to receive dividends or other distributions.

￭No control over the companies included in the Indices. While we and our affiliates or MLPF&S and their affiliates may from time to time own securities of companies included in the Indices, except to the extent that Morgan Stanley’s common stock is included in any Index, we and our affiliates or MLPF&S and their affiliates do not control any company included in any Index, and have not verified any disclosure made by any other company. You should undertake your own investigation into the Indices and their underlying assets.

Tax-related Risks

￭The U.S. federal income tax consequences of an investment in the notes are uncertain. Please read the discussion under “Summary U.S. Federal Tax Consequences” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the tax treatment of a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. Holders and the withholding tax consequences to Non-U.S. Holders, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-11

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

The Indices

All disclosures contained in this term sheet regarding each Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P® Dow Jones Indices LLC, the sponsor of the SPX, Nasdaq, Inc., the sponsor of the NDX, and FTSE International Limited (“FTSE Russell”), the sponsor of the RTY (collectively, the “Index sponsors”). The Index sponsors, which license the copyright and all other rights to its applicable Index, have no obligation to continue to publish, and may discontinue publication of, its applicable Index. The consequences of an Index sponsor discontinuing publication of its applicable Index are discussed in the section of the accompanying product supplement beginning on page PS-37 entitled “Description of the Notes—Discontinuance of an Index.”  None of us and our affiliates or MLPF&S or their affiliates or the calculation agent accepts any responsibility for the calculation, maintenance or publication of any Index or any successor index.

For additional information about the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, see “Annex A – S&P 500® Index”, “Annex B – Nasdaq-100 Index®” and “Annex C – Russell 2000® Index” below.

The S&P 500® Index

The following graph shows the daily historical performance of the SPX in the period from January 1, 2015 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the SPX was 6,840.51.

Historical Performance of the SPX

This historical data on the SPX is not necessarily indicative of the future performance of the SPX or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth above is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the levels of the SPX.

For more information, see “Annex A – S&P 500® Index” below.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-12

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

The Nasdaq-100 Index®

The following graph shows the daily historical performance of the NDX in the period from January 1, 2015 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the NDX was 25,668.69.

Historical Performance of the NDX

This historical data on the NDX is not necessarily indicative of the future performance of the NDX or what the value of the notes may be. Any historical upward or downward trend in the level of the NDX during any period set forth above is not an indication that the level of the NDX is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the levels of the NDX.

For more information, see “Annex B – Nasdaq-100 Index®” below.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-13

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

The Russell 2000® Index

The following graph shows the daily historical performance of the RTY in the period from January 1, 2015 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the RTY was 2,526.245.

Historical Performance of the RTY

This historical data on the RTY is not necessarily indicative of the future performance of the RTY or what the value of the notes may be. Any historical upward or downward trend in the level of the RTY during any period set forth above is not an indication that the level of the RTY is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the levels of the RTY.

For more information, see “Annex C – Russell 2000® Index” below.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-14

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Supplement to the Plan of Distribution; Conflicts of Interest

MS & Co. is the agent for this offering. We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the notes at the issue price less the underwriting discount indicated on the cover of this document. MLPF&S will purchase the notes from MS & Co. for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet. MLPF&S will offer the notes at the public offering price set forth on the cover page hereto.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

The costs included in the original issue price of the notes will include a fee paid by MS & Co. to LFT Securities, LLC, an entity in which an affiliate of MLPF&S has an ownership interest in, which will reduce the economic terms of the notes to you.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MS&Co. may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MS&Co.’s trading commissions and mark-ups or mark-downs. MS&Co. may act as principal or agent in these market-making transactions; however MS&Co. is not obligated to engage in any such transactions. At MS&Co.’s discretion, for a short, undetermined initial period after the issuance of the notes, MS&Co. may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MS&Co. for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Indices and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MS&Co.’s estimate of the value of the notes if MS&Co. were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MS&Co. may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-15

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Worst-Performing Market Measure. The related guarantees are Morgan Stanley’s obligations. As is the case for all of our and Morgan Stanley’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and Morgan Stanley’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and Morgan Stanley, Morgan Stanley typically borrows the funds under these types of notes at a rate that is more favorable to Morgan Stanley than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as Morgan Stanley’s internal funding rate, is typically lower than the rate Morgan Stanley would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, if not previously automatically called, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Worst-Performing Market Measure and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MS&Co. or one of our other affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MS&Co. and our other affiliates, and take into account a number of factors, including our and Morgan Stanley’s creditworthiness, interest rate movements, the volatility of the Indices, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors—Valuation and Market-related Risks” and “—Conflict-related Risks” beginning on page PS-8 and PS-9, respectively, and “Use of Proceeds and Hedging” on page PS-27 of the accompanying product supplement.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-16

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Summary U.S. Federal Tax Consequences

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, as described in the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes Treated as Single Financial Contracts that are Open Transactions” in the accompanying product supplement.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

￭A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

￭Upon a sale, exchange or settlement of the notes, including a retirement at maturity or, if applicable, an earlier redemption, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Summary U.S. Federal Tax Consequences” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-17

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Where You Can Find More Information

We and Morgan Stanley have filed a registration statement (including a product supplement and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and Morgan Stanley have filed with the SEC, for more complete information about us, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by calling MLPF&S toll-free at 1-800-294-1322.

You may access these documents on the SEC web site at www.sec.gov as follows:

Product Supplement for Principal-at-Risk Notes dated September 23, 2024

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the accompanying product supplement or in the prospectus.

Validity Of The Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this term sheet have been issued by MSFL pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus), the trustee and/or paying agent has made, in accordance with the instructions from MSFL, the appropriate entries or notations in its records relating to the master note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the master note and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated September 23, 2025, which was filed as an exhibit to a Current Report on Form 8-K by the Company on September 23, 2025.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-18

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Annex A—S&P 500® Index

The S&P 500® Index is calculated, maintained and published by S&P® Dow Jones Indices LLC (“S&P®”). S&P® is a joint venture between S&P® Global, Inc. (majority owner) and CME Group Inc. (minority owner), owner of CME Group Index Services LLC.

The S&P 500® Index is intended to provide a benchmark for performance measurement of the large capitalization segment of the U.S. equity markets by tracking the stock price movement of 500 companies with large market capitalizations. Component stocks of the S&P 500® Index are required to have a total company level market capitalization that reflects approximately the 85th percentile of the S&P® Total Market Index. The S&P 500® Index measures the relative performance of the common stocks of 500 companies as of a particular time as compared to the performance of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500® Index.

Domicile. Only common stocks of U.S. companies are eligible for inclusion in the S&P 500® Index. For the purposes of determining eligibility for inclusion, a U.S. company has the following characteristics:

●satisfies periodic reporting obligations imposed by the U.S. Securities Exchange Act by filing forms for domestic issuers;

●the U.S. portion of fixed assets and revenues should constitute a plurality of the total but need not exceed 50%. When these factors are in conflict, fixed assets determine plurality. Revenue determines plurality when there is incomplete asset information. Geographic information for revenue and fixed asset allocations are determined by the company as reported in its annual filings. If this criteria is not met or is ambiguous, S&P® may still deem a company to be a U.S. company for index eligibility purposes if its primary listing, headquarters and incorporation are all in the United States and/or “a domicile of convenience” (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and

●the primary listing must be on an eligible U.S. exchange as described under “—Exchange Listing” below.

Exchange Listing. In order to be eligible for inclusion in the S&P 500® Index, a company must have a primary listing on one of the following exchanges:

●NYSE

●NYSE Arca

●NYSE American

●Nasdaq Global Select Market

●Nasdaq Select Market

●Nasdaq Capital Market

●Cboe BZX

●Cboe BYX

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-19

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

●Cboe EDGA

●Cboe EDGX

The OTC Bulletin Board and the Pink Sheets are both considered ineligible exchanges.

Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage REITs) and common stock (i.e., shares). Ineligible organizational structures and share types include, but are not limited to, business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, SPACs, tracking stocks, preferred stock, convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts.

As of April 17, 2023, all companies with multiple share class structures are considered eligible candidates for inclusion in the S&P 500® Index.

Market Capitalization. S&P® uses minimum market capitalization guidelines to determine whether a company can be a constituent of the S&P 500® Index. The current minimum market capitalization guidelines are designed to capture the three-month average cumulative total company level market capitalization of the S&P® Total Market Index universe at approximately the following cumulative percentiles:

• S&P 500® Index: 85th percentile

• S&P MidCap 400® Index: 85th – 93rd percentile

• S&P SmallCap 600® Index: 93rd – 99th percentile

The ranges above are reviewed at the beginning of each calendar quarter and updated as necessary to reflect current market conditions. Companies that pass the total company level market capitalization criteria must also have a security level float-adjusted market capitalization that is at least 50% of the S&P 500® Index’s total company level minimum market capitalization threshold.

Liquidity. S&P® uses a float-adjusted liquidity ratio (an “FALR”) to measure liquidity. A company’s FALR can be defined as the annual dollar value traded divided by the float-adjusted market capitalization. Using composite pricing and consolidated volume (excluding dark pools), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings (“IPOs”), spin-offs or public companies considered to be U.S. domiciled for index purposes by S&P® (see “—Domicile” above) that do not have 365 calendar days of trading history on a U.S. exchange. In such cases, the dollar value traded available as of the evaluation date is annualized. The price, shares outstanding and investable weight factor (“IWF”) as of the evaluation date are used to calculate the float-adjusted market capitalization. The evaluation date is the open of trading on the day prior to the announcement date. The relevant stock must trade at least 250,000 shares in each of the six months leading up to the evaluation date, and the FALR must be greater than or equal to 0.75 at the time of addition to the S&P 500® Index. Current constituents of the S&P 500® Index are not subject to a minimum requirement.

Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (“GAAP”) earnings (net income excluding discontinued operations) should be positive, as should also be the case for the most recent quarter. For equity REITs, financial viability is based on GAAP earnings and/or funds from operations, if reported.

Treatment of IPOs. IPOs should be traded on an eligible exchange for at least 12 months before being considered for addition to the S&P 500® Index. For former SPACs, S&P® considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered eligible for inclusion in the S&P 500® Index. Spin-offs or in-specie distributions from existing constituents are not required to have 12 months of prior trading in order to be included in the S&P 500® Index.

Deletions. A company will be deleted from the S&P 500® Index if it is involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria. A company that is delisted as a result of a merger, acquisition or other corporate action will be removed at the time of announcement by S&P®, typically at the close of the last day of trading or expiration of a tender offer. If a stock is moved to the pink sheets or the bulletin board, the stock will be removed from the S&P 500® Index. A company that substantially violates one or more of the eligibility criteria for the S&P 500® Index may be deleted from the S&P 500® Index at the discretion of S&P®. Any company that is removed from the S&P 500® Index must wait at least one year from its removal date before being screened for subsequent addition to the S&P 500® Index.

Companies that migrate from an ineligible exchange, emerge from bankruptcy, are newly designated to be U.S. domiciled for index purposes by S&P® (see “—Domicile” above) or convert from an ineligible share or organizational type to an eligible type do not need to trade on an eligible U.S. exchange for 12 months before being considered for addition to the S&P 500® Index.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-20

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Calculation of the S&P 500® Index. The S&P 500® Index is a float-adjusted market capitalization-weighted index. The daily calculation of the S&P 500® Index is computed by dividing the total float-adjusted market capitalization of the S&P 500® Index’s component stocks by the S&P 500® Index’s Divisor. The total float-adjusted market capitalization of the S&P 500® Index’s component stocks is the sum of (i) the price of each component stock multiplied by (ii) the number of shares used in the index calculation.

Float Adjustment. The S&P 500® Index is float-adjusted. Under float adjustment, the share counts use in the calculation of an index reflect only those shares available to investors rather than a company’s total outstanding shares. Float adjustment excludes shares that are held by publicly-traded companies, government entities at all levels (other than government retirement/pension funds) and long-term strategic shareholders. Generally, these long-term strategic shareholders, or “control holders,” include:

●officers and directors and related individuals whose holdings are publicly disclosed;

●private equity, venture capital and special equity firms;

●asset managers and insurance companies with direct board of director representation;

●company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans;

●foundations or family trusts associated with the company;

●sovereign wealth funds; and

●any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings.

Restricted shares are generally not included in TSO except for shares held as part of a lock-up agreement. Holdings by “block owners,” such as depositary banks, pension funds (including government pension and retirement funds), mutual funds, ETF providers, investment funds and asset managers that do not have direct board of director representation, investment funds of insurance companies and independent foundations not associated with the company are ordinarily considered to be part of public float. Shares that are not considered outstanding, such as treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights, are generally not part of public float.

For each component stock of the S&P 500® Index, an IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as total shares outstanding less shares held by control holders. An IWF of at least 0.10 is required for S&P 500® Index constituents.

Divisor. By itself, the Divisor for the S&P 500® Index is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, the Divisor is the only link to the original base period value of the S&P 500® Index. The Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index.

Maintenance of the S&P 500® Index. Changes to the composition of the S&P 500® Index are made on an ad-hoc basis. There is no scheduled reconstitution. Instead, changes in response to corporate actions and market developments can be made at any time. Additions and deletions to the S&P 500® Index will be announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P® Dow Jones’s index committee (the “Index Committee”).

Quarterly Update. Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes are only made at the quarterly review if such change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change.

Share/IWF Reference Date and Freeze Period. A reference date, after the market close five weeks prior to the third Friday in March, June, September and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period that occurs each quarter to account for any changes that result from the accelerated implementation rule. The freeze period begins after market close on the Tuesday prior to the second Friday of each rebalancing month (i.e., March, June, September and December) and ends after market close on the third Friday of the rebalancing month.

Pro-forma files for float-adjusted market capitalization indices are generally released after market close on the first Friday of each rebalancing month, two weeks prior to the rebalancing effective date. For example, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the associated share/IWF freeze period will begin after the close of trading on Tuesday, March 9, and will end after the close of trading the following Friday, March 19 (i.e., the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events such as merger activity, stock splits and rights offerings. The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-21

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s discretion.

The table below summarizes different types of S&P 500® Index maintenance adjustments and indicates whether or not a corporate action would require an index divisor adjustment:

Type of Corporate Action	Comment	Divisor Adjustment Required?
Company Addition/Deletion

Addition

Companies are added at the capped float market capitalization weight.

Deletion

The weights of all stocks in the S&P 500® Index proportionally change, but relative weights of the stocks stay the same.

Yes
Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the S&P 500® Index.	Yes
Stock Split/Reverse Split	Shares outstanding and stock price are both adjusted by split ratio.	No
Spin-off

Generally, if a spun-off company is ineligible for inclusion in the S&P 500® Index, it is removed after the ex-date. The weight of the spun-off unit is reinvested across all of the remaining index components proportionally such that the relative weights of all index components are unchanged.

Yes
Spin-off	However, if a spun-off company is added to the S&P 500® Index, it is added on the ex-date at a price of zero and remains in the S&P 500® Index for at least one trading day.	No
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the S&P 500® Index.	Yes
Ordinary Dividends

The S&P 500® Index does not make any adjustments to the price or shares of the stock of the company that pays the ordinary dividend. Ordinary dividends are reinvested across the S&P 500® Index and accounted for in the Total Return index calculation.

No
Special Dividends	The stock price is adjusted by the amount of the special dividend.	Yes
Rights Offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio.

Yes

Governance of the S&P 500® Index. The S&P 500® Index is maintained by an Index Committee that meets on a monthly basis. All committee members are full-time professional members of S&P® Dow Jones Indices’ staff. At each meeting, the Index Committee reviews pending corporate actions that may affect constituents of the S&P 500® Index, statistics comparing the composition of the S&P 500® Index to the market, candidates for addition to the S&P 500® Index and any significant market events. The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. The Index Committee may, from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index in order to achieve its stated objectives.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-22

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. The S&P 500® Index is determined, composed and calculated by S&P® without regard to us or the notes. S&P® has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P® is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P® DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P® HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-23

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Annex B— Nasdaq-100 Index®

First published in January 1985 with a base value of 125, the Nasdaq-100 Index is a modified market capitalization-weighted index designed to measure the performance of 100 of the largest and most actively traded equity securities of non-financial companies listed on The Nasdaq Stock Market LLC (“Nasdaq”). The Nasdaq-100 Index includes companies across a variety of major industry groups. The Nasdaq-100 Index® is calculated, maintained and published by Nasdaq. The Nasdaq-100 Index® is reported by Bloomberg Financial Markets under ticker symbol “NDX.”

The index share weights of the component securities of the Nasdaq-100 Index® at any time are based upon the total shares outstanding (“TSO”) in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each security’s influence on the level of the Nasdaq-100 Index® is directly proportional to the value of its index share weight.

Index Calculation. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of then-current Nasdaq-100 Index share weights of each of the Nasdaq-100 Index component securities, which are based on the TSO of each such Nasdaq-100 Index component security, multiplied by each such security’s respective last sale price on the Nasdaq (which may be the official closing price published by Nasdaq), and divided by a scaling factor (the “divisor”), which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes. If trading in a Nasdaq-100 Index security is halted on its primary listing market, the most recent last sale price for that security is used for all index computations until trading on such market resumes. Likewise, the most recent last sale price is used if trading in a Nasdaq-100 Index security is halted on its primary listing market before the market is open.

Security Eligibility Criteria. Eligible security types generally include American depositary receipts, common stocks, ordinary shares and tracking stocks. Companies organized as real estate investment trusts (“REITs”) are not eligible for index inclusion. If a security is a depository receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the underlying security and the TSO is the actual depositary shares outstanding as reported by the depositary banks.

If an issuer has multiple security classes, all security classes are eligible, subject to meeting all other security eligibility criteria.

To be eligible for initial inclusion in the Nasdaq-100 Index®, a security must meet the following criteria:

●The issuer of the security’s primary U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market.

●If the issuer of the security is organized under the laws of a jurisdiction outside the United States, then that security must have listed options on a registered options market in the United States or be eligible for listed-options trading on a registered options market in the United States.

●The security must be classified as a non-financial company (any industry other than financials) according to the Industry Classification Benchmark.

●Each security must have a minimum average daily trading volume of 200,000 shares (measured over the three calendar months ending with the month that includes the reconstitution reference date).

●The issuer of the security generally may not have entered into a definitive agreement or other arrangement that would make it ineligible for index inclusion and where the transaction is imminent as determined by the Nasdaq Index Management Committee.

●The security must have traded for at least three full calendar months, not including the month of initial listing, on an eligible exchange, which includes Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American or CBOE BZX. Eligibility is determined as of the constituent selection reference date and includes that month. A security that was added to the Nasdaq-100 Index® as the result of a spinoff event will be exempt from the seasoning requirement.

●The issuer of the security generally may not currently be in bankruptcy proceedings.

There is no float eligibility or market capitalization eligibility criterion.

Reconstitution and Rebalancing of the Nasdaq-100 Index®. Nasdaq selects constituents once annually in December. The security eligibility criteria are applied using market data as of the end of October and TSO as of the end of November. Index reconstitutions are announced in early December and become effective after the close of trading on the third Friday in December.

The Nasdaq-100 Index® is rebalanced on a quarterly basis in March, June, September and December. The Nasdaq-100 Index® rebalance uses the TSO and last sale price of all Nasdaq-100 Index® securities as of the end of the prior month (February, May, August, and November, respectively). Index rebalance changes are announced in early March, June, September and December and become effective after the close of trading on the third Friday in March. A Special Rebalance may be conducted at any time based on the weighting restrictions described in the index rebalance procedure if it is determined to be necessary to maintain the integrity of the

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-24

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Nasdaq-100 Index®. The Nasdaq-100 Index® underwent a Special Rebalance, which became effective prior to market open on July 24, 2023. No securities were added to or removed from the Nasdaq-100 Index® as a result of this Special Rebalance.

Constituent Selection. A reconstitution is conducted on an annual basis, at which time all eligible issuers, ranked by market capitalization, are considered for index inclusion based on the following order of criteria:

(1)The top 75-ranked issuers will be selected for inclusion in the Nasdaq-100 Index®.

(2)Any other issuers that were already members of the Nasdaq-100 Index® as of the reconstitution date reference date and are ranked within the top 100 are also selected for inclusion in the index.

(3)If fewer than the first 100 issuers pass the first two criteria, the remaining position will be filled, in rank order, by issuers currently in the Nasdaq-100 Index® ranked in positions 101-125 that were ranked in the top 100 at the previous reconstitution or replacement- or spin-off issuers added since the previous reconstitution.

(4)In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the Nasdaq-100 Index® as of the reference date.

Constituent Weighting. The Nasdaq-100 Index® is a modified market capitalization-weighted index.

Quarterly Weight Adjustment. The Nasdaq-100 Index®’s quarterly weight adjustment employs a two-stage weight adjustment scheme according to issuer-level constraints.

Nasdaq-100 Index® securities’ initial weights are determined using up to two calculations of market capitalization: TSO-derived market capitalization and index share-derived market capitalization. TSO-derived market capitalization is defined as a security’s last sale price times its TSO. Nasdaq-100 Index® share-derived market capitalization is defined as a security’s last sale price multiplied by its updated index shares as of the prior month end. Both TSO-derived and index share-derived market capitalizations can be used to calculate TSO-derived and index share-derived initial index weights by dividing each index security’s (TSO- or index share-derived) market capitalization by the aggregate (TSO- or index share-derived) market capitalization of all index securities.

When the rebalance coincides with the reconstitution, only TSO-derived initial weights are used. When the rebalance does not coincide with the reconstitution, index share-derived initial weights are used when doing so results in no weight adjustment; otherwise, TSO-derived weights are used in both stages of the weight adjustment procedure. Issuer weights are the aggregated weights of the issuers’ respective index securities.

 Stage 1. If no initial issuer weight exceeds 24%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted so that no issuer weight may exceed 20% of the Nasdaq-100 Index®.

 Stage 2. If the aggregate weight of the subset of issuers whose Stage 1 weight exceeds 4.5% does not exceed 48%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted so that the aggregate weight of the subset of issuers whose Stage 1 weights exceeds 4.5% is set to 40%.

Annual Weight Adjustment. The Nasdaq-100 Index®’s annual weight adjustment employs a two-stage weight adjustment scheme according to security-level constraints. Nasdaq-100 Index® securities’ initial weights are determined via the quarterly weight adjustment procedure.

 Stage 1. If no initial security weight exceeds 15%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted so that no security weight may exceed 14% of the Nasdaq-100 Index®.

 Stage 2. If the aggregate weight of the subset of index securities with the five largest market capitalizations is less than 40%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted so that (i) the aggregate weight of the subset of index securities with the five largest market capitalizations is set to 38.5% and (ii) no security with a market capitalization outside the largest five may have a final index weight exceeding the lesser of 4.4% or the final index weight of the security ranked fifth by market capitalization.

Index Maintenance.

Deletion Policy. If, at any time other than an index reconstitution, Nasdaq determines that an index security is ineligible for index inclusion, the index security is removed as soon as practicable.

This may include:

●Listing on an ineligible index exchange

●Merger, acquisition, or other major corporate event that would adversely impact the integrity of the Nasdaq-100 Index®

●If a company is organized as a REIT

●If an index security is classified as a financial company (financials industry) according to the ICB

●If the issuer has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the Nasdaq-100 Index® for two consecutive month-ends

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-25

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

●If a security that was added to the Nasdaq-100 Index® as the result of a spin-off event has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the Nasdaq-100 Index® at the end of its second day of regular way trading as a Nasdaq-100 Index® member

In the case of mergers and acquisitions, the effective date for the removal of an index issuer or security will be largely event-based, with the goal to remove the issuer or security as soon as completion of the acquisition or merger has been deemed highly probable. Notable events include, but are not limited to, completion of various regulatory reviews, the conclusion of material lawsuits and/or shareholder and Board approvals.

If at the time of the removal of the index issuer or security there is not sufficient time to provide advance notification of the replacement issuer or security so that both the removal and replacement can be effective on the same day, the index issuer or security being removed will be retained and persisted in the index calculations at its last sale price until the effective date of the replacement issuer or security’s entry to the Nasdaq-100 Index®.

Securities that are added as a result of a spin-off may be deleted as soon as practicable after being added to the Nasdaq-100 Index®. This may occur when Nasdaq determines that a security is ineligible for inclusion because of reasons such as ineligible exchange, security type, industry or adjusted market capitalization. Securities that are added as a result of a spin-off may be maintained in the Nasdaq-100 Index® until a later date and then removed, for example, if a spin-off security has liquidity characteristics that diverge materially from the security eligibility criteria and could affect the integrity of the Nasdaq-100 Index®.

Replacement Policy. Securities may be added to the Nasdaq-100 Index® outside of the index reconstitution when there is a deletion. The index security (or all index securities under the same issuer, if appropriate) is replaced as soon as practicable if the issuer in its entirety is being deleted from the Nasdaq-100 Index®. The issuer with the largest market capitalization as of the prior month end which is not in the Nasdaq-100 Index® will replace the deleted issuer. Issuers that are added as a result of a spin-off are not replaced until after they have been included in a reconstitution.

For pending deletions set to occur soon after an index reconstitution and/or index rebalance effective date, Nasdaq may decide to remove the index security from the Nasdaq-100 Index® in conjunction with the index reconstitution and/or index rebalance effective date.

Corporate Actions. In the periods between scheduled index reconstitution and rebalancing events, individual index securities may be subject to a variety of corporate actions and events that require maintenance and adjustments to the Nasdaq-100 Index®.

At the quarterly rebalancing, no changes are made to the Nasdaq-100 Index® from the previous month-end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.

Governance of the Nasdaq-100 Index®. The Nasdaq Index Management Committee approves all new index methodologies. This committee is comprised of full-time professional members of Nasdaq. The committee meets regularly and reviews items including, but not limited to, pending corporate actions that may affect Nasdaq-100 Index® constituents, statistics comparing the composition of the Nasdaq-100 Index® to the market, companies that are being considered as candidates for addition to the Nasdaq-100 Index® and any significant market events.

The notes are not sponsored, endorsed, sold or promoted by Nasdaq (including its affiliates) (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Nasdaq-100 Index® is determined, composed and calculated by Nasdaq without regard to us or the notes. Nasdaq has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN sTANLEY, OWNERS OF THE notes, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-26

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

“Nasdaq®,” “Nasdaq-100®” and “Nasdaq-100 Index®” are trademarks of Nasdaq. The notes have not been passed on by the Corporations as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE NOTES.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-27

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

Annex C—Russell 2000® Index

The Russell 2000® Index is calculated, published and disseminated by FTSE Russell, a subsidiary of the London Stock Exchange. The Russell 2000® Index is a sub-index of the Russell 3000E™ Index, which is composed of the 4,000 largest U.S. companies as determined by total market capitalization and represents approximately 97% of the U.S. equity market as of September 30, 2023.

Selection of Stocks Underlying the Russell 2000® Index. To be eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index, a company must meet the following criteria as of the rank day in May (except that initial public offerings (“IPOs”) are considered for inclusion on a quarterly basis):

●U.S. Equity Market. The company must be determined to be part of the U.S. equity market, meaning that its home country is the United States. If a company incorporates in, has a stated headquarters location in, and also trades in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation.

If any of the three criteria do not match, FTSE Russell then defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location.

If there is not enough information to determine a company’s primary location of assets, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover.

If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

●U.S. Eligible Exchange. The following exchanges and markets are deemed to be eligible U.S. exchanges: the Chicago Board Options Exchange, the New York Stock Exchange, NYSE American, The Nasdaq Stock Market and NYSE Arca. Stocks that are not traded on an eligible U.S. exchange (Bulletin Board, Pink Sheet and over-the-counter securities, including securities for which prices are displayed on the FINRA Alternative Display Facility) are not eligible for inclusion.

●Minimum Closing Price. A stock must have a close price at or above $1.00 (on its primary exchange), subject to exceptions to reduce turnover.

●Minimum Total Market Capitalization. Companies with a total market capitalization less than $30 million are not eligible for inclusion.

●Minimum Free Float. Companies with less than an absolute 5% of their shares available in the marketplace are not eligible for inclusion.

●Company Structure. Companies structured in the following ways are not eligible for inclusion: royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies (and other companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC), blank-check companies, special-purpose acquisition companies, limited partnerships, exchange-traded funds and mutual funds.

●UBTI. Real estate investment trusts and publicly traded partnerships that generate or have historically generated unrelated business taxable income (“UBTI”) and have not taken steps to block UBTI to equity holders are not eligible for inclusion. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices or company website.

●Security Types. The following types of securities are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, installment receipts and trust receipts.

●Minimum Voting Rights. As of August 2017, more than 5% of a company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) must be in the hands of unrestricted shareholders. Shares referenced as “non-voting” or providing legally minimum rights only will be viewed as having no voting power as it relates to the minimum voting rights review.

●Multiple Share Classes. If an eligible company trades under multiple share classes, each share class is reviewed independently for eligibility for inclusion. Share classes in addition to the primary share class must meet the following minimum size, liquidity and float requirements to be eligible: (i) total market cap must be larger than $30 million; (ii) average daily dollar trading value must exceed that of the global median; and (iii) more than 5% of shares must be available in the marketplace.

Securities of eligible companies are included in the Russell 2000® Index based on total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price (generally, the last price traded on the primary exchange of the share class with the highest two-year trading volume, subject to exceptions) as of the rank day in May (except that IPOs are considered

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-28

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

for inclusion on a quarterly basis). Common stock, non-restricted exchangeable shares and partnership units/membership interests (but not operating partnership units of umbrella partnership REITs) are used to calculate a company’s total market capitalization. If multiple share classes of common stock exist, they are combined to determine total shares outstanding; however, in cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. For merger and spin-off transactions that are effective between rank day in May and the business day immediately before the index lock-down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is re-evaluated as of the effective date of the corporate action.

Of the 4,000 securities included in the Russell 3000E™ Index, those included in the Russell 2000® Index are the securities ranked 1,001 through 3,000 in the Russell 3000E™ Index. New members are assigned on the basis of the breakpoints, and existing members are reviewed to determine if they fall within a cumulative 5% market cap range around these new market capitalization breakpoints.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public (“free float”). The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks in the Russell 2000® Index is weighted by its available market capitalization. The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization, based on information recorded in SEC corporate filings: officers’ and directors’ holdings, private holdings exceeding 10% of shares outstanding, institutional holdings exceeding 30% of shares outstanding, shares held by publicly listed companies, shares held by an Employee Stock Ownership Plan or a Leveraged Employee Stock Ownership Plan; shares locked up during an IPO; direct government holdings; and indirect government holdings exceeding 10% of shares outstanding.

Annual reconstitution is conducted after the close of business on the fourth Friday in June, and resulting changes taken effect from the open of business on the following Monday. A full calendar for reconstitution is published each spring, with such reconstitution schedule governed by FTSE Russell guidelines.

Corporate Actions Affecting the Russell 2000® Index. FTSE Russell applies corporate actions to the Russell 2000® Index on a daily basis. FTSE Russell applies the following methodology guidelines, among others, when adjusting the applicable Russell Index in response to corporate actions:

●“No Replacement” Rule. Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a given year will fluctuate according to corporate activity.

●Statement of Principles and Adjustments for Specific Corporate Events. FTSE Russell has stated as general principles that the treatment of corporate events (a) should reflect how such events are likely to be dealt with in investment portfolios to maintain the portfolio structure in line with the target set out in the index objective and index methodology and (b) should normally be designed to minimize the trading activity required by investors to match the index performance. No assurance can be provided that corporate actions and events will be treated by FTSE Russell in a manner consistent with its statement of general principles.

In addition, FTSE Russell has established guidance for the treatment of corporate actions and events, including, but not limited to, dividends, capital repayments, companies converting to a REIT structure, share buybacks, rights issues, mergers, acquisitions, tender offers, split-offs, spin-offs, bankruptcies, insolvencies, liquidations and trading suspensions. However, because of the complexities involved in some cases, those guidelines are not definitive rules that will determine FTSE Russell’s actions in all circumstances. FTSE Russell reserves the right to determine the most appropriate method of implementation for any corporate event which is not covered by those guidelines or which is of a complex nature.

●Changes to Shares Outstanding and Free Float. The Russell 2000® Index will be reviewed quarterly for updates to shares outstanding and to free floats used within the calculation of the Russell 2000® Index. In March, September and December, shares outstanding and free float will be updated to reflect cumulative share changes greater than 1%, cumulative free float changes greater than 1% for constituents with a free float greater than 5% but less than or equal to 15% and cumulative free float changes greater than 3% for constituents with a free float greater than 15%. In June, the shares and free float updates will be implemented regardless of size. Shares and free float updates can be triggered in some cases by certain events, such as some primary or secondary offerings.

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Publication of the Russell 2000® Index by FTSE Russell in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. The Russell 2000® Index is determined, composed and calculated by FTSE Russell without regard to Morgan Stanley or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty, express or implied, as to its accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-29

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the Worst-Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index, due December 18, 2028

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Russell 2000® Index” and “Russell 3000E™ Index” are trademarks of FTSE Russell. The notes are not sponsored, endorsed, sold or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-30